Exhibit 3

CanWest MediaWorks Inc.

Interim Report to Shareholders

For the Three and Six Months Ended February 28, 2007

Management Discussion and Analysis

April 13, 2006

This Management Discussion and Analysis contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our 20F for the year ended August 31, 2006 filed by CanWest MediaWorks Inc. with the Securities and Exchange Commission in the United States (available on Edgar at www.edgar.com) and updated in the “Industry Risk and Uncertainties” section of this report. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

OVERVIEW

CanWest MediaWorks Inc. is an international media company and is one of Canada’s largest media companies. CanWest MediaWorks Inc. is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

TELEVISION BROADCAST

We have three television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. Our New Zealand television segment operates 3 and C4 in New Zealand. Our Australian television segment includes our interest in TEN Group Pty Limited (“TEN Group”), which owns and operates TEN Television Network (“Network TEN”).

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publications revenues.

PUBLICATIONS AND INTERACTIVE

Our publications and interactive segment includes our Canadian newspaper operations and our internet operations, (including the canada.com web portal) operated by CanWest MediaWorks Limited Partnership (the “Limited Partnership”) of which we own 74.2% as well as the National Post and The New Republic which we own 100%. Our publications and interactive revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or lineage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

RADIO

Our three radio segments consist of our radio operations in New Zealand, United Kingdom and Turkey, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

OUTDOOR ADVERTISING

Our outdoor advertising segment consists of TEN Group’s wholly-owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays. Eye Corp has operations in Australia, New Zealand, Singapore, United Kingdom and the United States.

FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand, United Kingdom, United States and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar, United Kingdom Pound, United States dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the strength of the Canadian dollar relative to the foreign currency has the opposite effect. For the six months of fiscal 2007, the Canadian dollar depreciated against the Australian dollar by 1% and appreciated against the New Zealand dollar by 3%, as compared to currency translation rates for the same period in the prior year. Since August 31, 2006, the New Turkish Lira has appreciated against the Canadian dollar by 10%.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There are no significant changes in the Company’s accounting policies or estimates since August 31, 2006 as described in the audited consolidated financial statements in the Company’s 2006 Annual Report.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we will apply in our fiscal year beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian generally accepted accounting principles (“GAAP”) guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of such standards.

The Emerging Issues Committee (“EIC”) of the Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, (“EIC 162”) which we must and will apply in the third quarter of fiscal 2007. EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense should be recognized on the grant date. We do not expect the adoption of such standard to have a material effect on our financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the three and six months ended February 28, 2007 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

INTRODUCTORY NOTE

Segment operating profit

In the discussion that follows, we provide information concerning our segment operating profit. See note 10 to our interim unaudited consolidated financial statements for the three and six months ended February 28, 2007. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating income before amortization

We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under GAAP. Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth under “Reconciliation of Non-GAAP Financial Measures” section of this report.

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2007

The following is a table of segmented results for the three and six months ended February 28, 2007 and February 28, 2006. See note 10 to our interim consolidated financial statements:

	Three Months Ended February 28		Six Months Ended February 28
	2007	2006(1)	2007	2006(1)
	$000	$000	$000	$000
Operating Segments
Revenue
Publications and Interactive	302,564	302,241	646,431	643,539

Television
Canada	166,066	153,722	373,962	340,516
Australia-Network TEN	137,537	120,282	353,397	350,978
New Zealand	24,781	22,638	58,700	58,738

	328,384	296,642	786,059	750,232
Radio
New Zealand	23,610	22,305	45,270	45,877
Turkey	3,179	—	6,564	—
United Kingdom	277	—	511	—

	27,066	22,305	52,345	45,877

Outdoor-Australia	34,846	25,465	70,374	55,139
Inter-segment revenue elimination	(786)	(1,493)	(2,699)	(1,831)

Total revenue	692,074	645,160	1,552,510	1,492,956

	Three Months Ended February 28		Six Months Ended February 28
	2007	2006(1)	2007	2006(1)
	$000	$000	$000	$000
Segment Operating Profit
Publications and Interactive	52,356	47,511	140,110	129,135

Television
Canada	2,808	59	40,489	29,140
Australia-Network TEN	37,385	32,607	124,082	137,097
New Zealand	2,607	1,586	14,729	13,861

	42,800	34,252	179,300	180,098
Radio
New Zealand	7,077	6,733	13,107	13,751
Turkey	708	—	1,898	—
United Kingdom	(1,099)	—	(1,922)	—

	6,686	6,733	13,083	13,751

Outdoor-Australia	(2,542)	4,696	2,484	12,165
Corporate and other	(9,632)	(11,699)	(18,657)	(20,356)

Operating income before amortization	89,668	81,493	316,320 (2)	314,793	(2)

(1)	Revised to reflect the categorization of our Canadian Radio stations as discontinued operations.
(2)	See Reconciliation of Non-GAAP Financial Measures.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues were $692 million and $1,553 million for the three and six month periods respectively, which is an increase of $47 million or 7% and $60 million or 4%, respectively, compared to the same periods in fiscal 2006. Revenues for the three and six month periods reflected increases of 18% and 5%, respectively, in revenues from international operations, an 8% and 10% increase for Canadian television revenues and less than one percent increase in both periods for publications and interactive revenues. The increase in the international operations for the three and six month periods in part reflects the weakening Canadian dollar against the Australian dollar.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the three and six month periods were $602 million and $1,236 million respectively which is an increase of 7% and 5% from the same periods in fiscal 2006. This increase reflects local currency expense increases in the Canadian television, New Zealand operations, Turkey and United Kingdom radio and Australian operations offset by decreases in the publications and interactive operations.

Operating income before amortization. Consolidated operating income before amortization for the three and six month periods ended February 28, 2007 was $90 million and $316 million, respectively, which is a 10% increase for the three month period and a nominal increase for the six month period from the same periods in fiscal 2006. The increase in operating income before amortization reflects improvements in profitability of our Canadian television and publications and interactive operations partially offset by decreases in profitability of our Australian outdoor and television segments.

Amortization. Amortization of intangibles was $2 million and $3 million for the three and six month periods ended February 28, 2007. Amortization of intangibles decreased compared to 2006 because one intangible asset was fully amortized by the end of the second quarter of fiscal 2006. Amortization of property plant and equipment was $26 million and $49 million for the three and six month periods ended February 28, 2007 compared to $24 million and $48 million for the same periods in fiscal 2006, reflecting additions made during fiscal 2007 and 2006.

Interest expense. Interest expense was $46 million and $91 million for the three and six month periods ended February 28, 2007 compared to $46 million and $99 million for the same periods in the previous year. The decline in the six month period reflects a reduced level of debt as well as reduced interest rates achieved through our repayment and refinancing of debt in fiscal 2006.

Interest rate and foreign currency swap gains (losses). For the three and six month periods ended February 28, 2007, we recorded gains of $12 million and $21 million to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled, are marked to fair value through earnings. This compared to losses of $7 million and $128 million for the same periods of fiscal 2006. In the first quarter of fiscal 2006, there was an increase in the notional amount of overhanging swaps as well as a substantial settlement of overhanging swaps.

Foreign exchange gains (losses). We recorded foreign exchange gains of $4 million and $7 million for the three and six month periods ended February 28, 2007, primarily related to our inter-company advances to our Turkish operations as a result of the strengthening New Turkish Lira relative to the Canadian dollar. These foreign exchange gains and losses are recognized on a current basis because the intention is that the inter-company loans will be repaid. We had a nominal foreign exchange gain for the three month period ended February 28, 2006 and a nominal loss in the six month period ended February 28, 2006.

Investment gains. For the three and six month periods ended February 28, 2007, we recorded investments gains of $1 million in both periods, compared to $2 million and $103 million in gains for the same periods the previous year. The gains in 2006 mainly related to the sale of a 25.8% interest in the Limited Partnership to the CanWest MediaWorks Income Fund.

Loss on debt extinguishment. During fiscal 2006, we completed a tender offer and consent solicitation through which we retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt were charged to earnings for the six months ended February 28, 2006 as a loss on debt extinguishment of $117 million.

Income taxes. Our income tax expense was $8 million for the three month period ended February 28, 2007 and $66 million for the six month period ended February 28, 2007, compared to recoveries of $1 million and $56 million for the same periods of fiscal 2006. The effective tax rate for the three and six months ending February 28, 2007 was below the Company’s statutory rate of 34% due to adjustments in the income tax expense including: $1 million and $2 million recoveries for the three and six month periods related to non taxable gains, $8 million expense for the six month period, due to the effect of uncertain tax positions, recoveries of $5 million for the three month period and $9 million for the six month period related to limited partnership earnings allocated to the minority interest, and recoveries of $3 million for the three month period and a $7 million recovery for the six month period due to foreign income tax rates being lower than the Canadian income tax rates. See note 3 of our interim financial statements for the income tax rate reconciliations.

Minority interest. For the three and six month periods ended February 28, 2007, we recorded minority interest charges related to the 30% minority interest in CanWest MediaWorks (NZ) of $1 million and $4 million, 43.6% minority interest in TEN Group of $5 million and $30 million and 25.8% minority interest in the Limited Partnership of $10 million and $26 million, respectively. The minority interest charge related to TEN Group decreased by 20% and 23%, as a result of decreased earnings and CanWest MediaWorks (NZ) increased by 47% and 5%, as a result of increased net earnings. The minority interest for the three and six months related to the Limited Partnership increased by 9% and 41%. The increase related to the six month period occurred because the Limited Partnership was wholly owned to October 12, 2005.

Net earnings (loss) from continuing operations. Our net earnings from continuing operations for the three and six month periods ended February 28, 2007 were $8 million and $74 million compared to a loss of $16 million and earnings of $9 million for the three and six month periods ended February 28, 2006.

Discontinued operations. The net loss from discontinued operations was nominal for the three month period and earnings of $1 million for the six month period ended February 28, 2007. Earnings from discontinued operations in fiscal 2007 reflect results of our two Canadian radio stations that we have agreed to sell, subject to regulatory approval. The six month period results also include a working capital adjustment resulting in an additional gain of $1 million on the sale of TV3 Ireland. Earnings from discontinued operations in fiscal 2006 reflect the results of operations of TV3 Ireland which was sold on August 31, 2006 as well as results of our two Canadian radio stations.

Net earnings (loss). Our net earnings for the three and six month periods ended February 28, 2007 was $8 million and $74 million compared to a net loss of $15 million and net earnings of $15 million for the same periods in fiscal 2006.

SEGMENTED RESULTS

Publications and interactive

Revenue. Publications and interactive revenues for the three and six month periods ended February 28, 2007 were $303 million and $646 million respectively compared to revenues of $302 million and $644 million in the same periods of the previous year. Advertising revenues increased by less than 1% for both the three and six month periods reflecting increased revenue from inserts and national advertising offset by reduced classified advertising revenues. Growth in online classifieds partially offset declines in print classifieds and on a combined basis print and online classified revenue decreased by 2% and 1% for the three and six months ended February 28, 2007. While circulation volume declined by 4% as compared to fiscal 2006, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the publications and interactive segment remained consistent at approximately 21% and 20% for each of the three and six month periods ended February 28, 2007 and 2006. For the remainder of fiscal 2007, we expect modest growth in advertising revenues to continue as a result of higher advertising rates, increased insert volumes and the expansion of printed publications through national supplements and themed special sections, partially offset by a continuation of the reduced level of activity in classified advertising. Circulation revenues, which comprise approximately 20% of total publications revenues, are expected to remain flat, reflecting the continuing trend of slightly increased per copy pricing offset by reduced circulation volume. Interactive revenues are expected to continue to grow as a result of growth in advertising revenues on canada.com and increased subscription revenue from FPInfomart.

Operating expenses. Compared to the same periods last year, operating expenses (including selling, general and administrative expenses) of our Publications and interactive operations decreased by $5 million and $8 million, or 2% for both periods, to $250 million and $506 million for the three and six months ended February 28, 2007 as we continue to realize the impact of cost containment initiatives implemented in fiscal 2006 (including the discontinuance of the Dose printed daily edition). For fiscal 2006, expenses included employee severance costs of $6 million and $7 million for the three and six month periods compared to $1 million and $2 million for the same periods in fiscal 2007. For fiscal 2007, we expect continued cost control but expect the comparison to prior year costs to flatten as many of these initiatives were implemented in the first half of fiscal 2006. Costs for Dose will also be lower through the next quarter as a result of costs related to the restructuring and the discontinuance of the printed edition in May 2006.

Segment operating profit. Our Publications and interactive operations had an increase of $5 million and $11 million, or 10% and 8% in segment operating profit to $52 million and $140 million for the three and six months ended February 28, 2007 compared to $48 million and $129 million for the same periods of fiscal 2006. These results included operating losses of less than a million for the three months and $1 million for the six months relating to Dose and Metro, compared to $3 million and $7 million for the same periods in fiscal 2006.

Canadian television

Revenues. For the three and six months ended February 28, 2007, revenues from our Canadian television operating segment of $166 million and $374 million respectively, were $12 million and $33 million or 8% and 10% higher for the same periods in fiscal 2006.

For the three months and six month periods ended February 28, 2007, the Canadian television segment recorded 5% and 9% increases in airtime revenues. The increase in advertising revenues was primarily attributable to the stronger programming schedule of our conventional television. Prison Break, 24, House and Survivor continue to be strong ratings performing programs. As well, we have acquired some promising new programs including Deal or No Deal Canada and Heroes. Recent ratings have shown that our conventional stations have an increased number of programs in the top ten and top 20 in our markets. This bodes well for continued growth in advertising revenues for the remainder of fiscal 2007.

Subscriber revenues from our specialty channels increased by 8% and 11% for the three months and six months ended February 28, 2007 as compared to the same period of fiscal 2006. This reflects an 11% increase in subscribers as at February 28, 2007 compared to one year earlier.

Operating expenses. For the three and six month periods ended February 28, 2007, operating expenses (including selling, general and administrative expenses) of $163 million and $333 million, respectively at Canadian television operations were $10 million and $22 million higher than in the same periods in the prior year, primarily as a result of sales related costs as well as increased program amortization. For the remainder of fiscal 2007, we expect our program amortization expense to increase but at much lower levels relative to fiscal 2006.

Segment operating profit. Canadian television segment operating profit of $3 million and $40 million for the three and six months of fiscal 2007 compared to nominal profit and $29 million for the same periods in fiscal 2006 is a result of the revenue increases more than offsetting the expense increases described above.

Australian television

Revenues. Segment revenues increased by 14% and 1% to $138 million and $353 million for the three and six month periods ended February 28, 2007, from $120 million and $351 million during the same periods in the prior year. In local currency, revenues increased 8% and were flat for the three and six months respectively, reflecting TEN’s strong ratings offset by a difficult advertising market for the three and six months ended February 28, 2007 compared to the same periods in the prior year. The effect of the Canadian dollar relative to the local currency added $10 million and $1 million to revenue for the three and six month periods ended February 28, 2007 respectively.

Operating expenses. Segment operating expenses increased by $12 million and $15 million to $100 million and $229 million for the three and six month periods ended February 28, 2007 compared to the same periods in fiscal 2006. This primarily reflects 8% and 6% increases in operating expenses in local currency for the three and six months, primarily as a result of investments in new programs, costs related to the introduction of a new digital media strategy.

Segment operating profit. Segment operating profit increased by 15% to $37 million for the three months and decreased by 9% to $124 million for the six months, compared to $33 million and $137 million in the same periods in fiscal 2006.

New Zealand television

Revenues. Revenues from television operations for New Zealand’s 3 and C4 television networks increased by 9% to $25 million for the three months and remained flat at $59 million for the six months ended February 28, 2007 compared to the same periods in fiscal 2006. In local currency, revenues increased 7% and 5% for the three and six month periods, reflecting continuing strong ratings, particularly news ratings and an improved advertising environment in New Zealand.

Operating expenses. Operating expenses increased by 5% to $22 million for the three months and decreased by 2% to $44 million for the six months ended February 28, 2007.

Segment operating profit. New Zealand’s 3 and C4 produced segment operating profit of $3 million and $15 million for the three and six month periods ended February 28, 2007, a 64% and 6% increase from the results recorded for the three and six month periods in fiscal 2006.

New Zealand radio

During the three months ended February 28, 2007, revenues increased by 6% to $24 million while decreasing 1% to $45 million for the six months then ended. This reflected increases of 4% and 2% in local currency for the three and six month periods respectively. Segment operating profit increased by 5% to $7 million for the three months but decreased 5% to $13 million for the six months ended February 28, 2007 as compared to the same period the previous year.

Turkey radio

Our Turkish radio operations commenced operations on April 14, 2006. During the three and six month periods ended February 28, 2007, revenues were $3 million and $7 million respectively. Segment operating profit was $1 million and $2 million for each of the three and six month periods.

United Kingdom radio

Our United Kingdom radio operations commenced operations on October 1, 2006. During the three month and six month periods ended February 28, 2007, revenues were less than a million dollars and operating expenses were $1 million and $2 million respectively, resulting in a loss of $1 million and $2 million for the three and six month periods ending February 28, 2007. These results are in line with our expectations for a start-up operation.

Outdoor advertising

Revenue from our Australian outdoor advertising segment increased by 37% and 28% to $35 million and $70 million for the three and six month periods ended February 28, 2007 as compared to the same periods in fiscal 2006. Increases reflected 29% and 26% growth in revenue in local currency for the three and six months driven by additional inventory as a result of acquisitions. Our segment operating loss from TEN Group’s outdoor advertising operations was $3 million for the three months and an operating profit of $2 million for the six months ended February 28, 2007 as compared to operating profits of $5 million and $12 million for the same periods of fiscal 2006 as we continue to invest in expansion opportunities. In December 2006, Eye Corp’s U.S. subsidiary reached an agreement to acquire Foxmark Media LLC which controls displays in 70 shopping malls in the United States. With the closing of the Foxmark Media LLC transaction, Eye Corp.’s U.S. subsidiary will control displays in a network of almost 300 shopping malls across the United States. Results for the balance of the year will continue to reflect costs related to development and expansion activities.

Corporate and Other

Corporate and other expenses at $10 million and $19 million decreased by $2 million in each of the three month and six month periods ended February 28, 2007 as compared to the same periods in fiscal 2006. Corporate and other expenses in fiscal 2006 included legal costs of $2 million and $3 million for the three month and six month periods related to the Jerusalem Post arbitration.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

For the three months ended (in thousands of dollars, except as noted)

	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006
Revenue	692,074	860,436	655,185	730,484
Operating income before amortization	89,668	226,652	77,875	116,681
Net earnings (loss) from continuing operations	8,453	65,527	(7,713)	16,413
Net earnings	8,171	66,322	156,480	19,181
Cash flow from continuing operating activities	116,868	(15,358)	122,137	9,008
Cash flow from operating activities	116,835	(15,606)	125,677	11,686

	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005
Revenue	645,160	847,796	693,577	798,688
Operating income before amortization	81,493	233,300	83,507	193,976
Net earnings (loss) from continuing operations	(15,907)	24,426	(108,168)	50,099
Net earnings (loss)	(14,602)	29,137	(107,032)	52,848
Cash flow from continuing operating activities	17,846	(62,381)	202,272	71,792
Cash flow from operating activities	22,311	(60,524)	203,154	74,305

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of assets, and may, if a suitable opportunity arises, sell certain assets.

For fiscal 2007, we expect our major non-operating cash requirements to include capital expenditures of approximately $107 million, Eye Corp acquisitions of $38 million and our investment in Alliance Atlantis of $200 million.

SOURCES OF FUNDS

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At February 28, 2007, we had cash on hand of $150 million including $58 million of Limited Partnership cash, $23 million of TEN Group cash and $4 million of CanWest MediaWorks (NZ) cash. We had cash flow from operating activities of continuing operations of $117 million and $102 million for the three and six months ended February 28, 2007. This cash flow included $78 million in cash for the three months and $86 million deficiency for the six months related to changes in non cash operating accounts which reflects seasonal fluctuations.

In addition to the above sources of liquidity, we had unused borrowing capacity of $300 million under our revolving credit facility at February 28, 2007. TEN Group had unused borrowing capacity of A$435 million under its credit facilities.

USES OF FUNDS

Capital Expenditures

For the three and six month periods ended February 28, 2007 our capital expenditures were $29 million and $51 million respectively. For the three and six month periods ended February 28, 2007 $8 million and $14 million, respectively, of these capital expenditures were incurred by our guarantor subsidiaries as defined by our senior credit facilities. In fiscal 2007, we expect our capital expenditures to be approximately $107 million. Approximately $43 million of the expected 2007 capital expenditures will relate to our guarantor subsidiaries under our senior credit facilities. We expect to meet our cash needs for fiscal 2007 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Investment Activities

In October 2006, we commenced operations of a radio station in the Solent region of England. During 2007, we were awarded additional radio licences in Bristol and Aberdeen. In fiscal 2007 we intend to continue to support the start up of these radio operations and to pursue additional expansion. We expect to meet our cash needs for fiscal 2007 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

On January 10, 2007, we along with our partner GS Capital Partners VI, LP and affiliated funds (“GS”), a private equity affiliate of Goldman Sachs & Co. announced that a new acquisition company (“AcquisitionCo”) formed by us and GS had entered into an agreement with Alliance Atlantis to acquire its outstanding Class A voting and Class B non-voting shares at a purchase price of $53 per share. The arrangement is subject to court approval as well as certain other conditions, including the receipt of regulatory approvals. Subsequent to closing, Alliance Atlantis will be reorganized into Specialty Television, Entertainment and Movie Distribution operations, with CanWest having an investment in the Specialty Television operations. The purchase price related to Specialty Television is approximately $1.5 billion. Initially, CanWest will invest $200 million of equity and receive an approximate 29% economic interest in Specialty Television. In addition, no later than September 30, 2011 and subject to regulatory approval, CanWest has committed to combine its Canadian Television operations with the Specialty Television Operations (together being “Combined Operations”). CanWest’s equity interest in the Combined Operations will be determined based on a formula which is based on the combined operating profit of Specialty Television and our Canadian Television operations.

In December 2006, we exercised our option to purchase the remaining 70% of The New Republic that we did not previously own for cash consideration of $6 million. We expect to meet our cash requirements primarily through a combination of operating cash flow, cash on hand and our credit facilities.

In September 2006, Eye Corp, the Australian out-of-home advertising company, acquired 100% of Ultimate Media Group Pty Limited for cash consideration of $12 million. In December 2006, Eye Corp. acquired 100% of Foxmark Media LLC for considerations of $27 million, which holds advertising rights in 70 malls within the United States and is based in Tennessee. We expect to meet our cash needs for fiscal 2007 primarily through a combination of TEN Group’s operating cash flow, cash on hand and TEN Group’s credit facilities.

Distributions

Our New Zealand and Australian operations make distributions twice annually. In November 2006, our New Zealand operations distributed a total of $7 million, $5 million to us and $2 million to other shareholders and in May 2006, they distributed a total of $7 million, $5 million to us and $2 million to other shareholders. In December 2006, TEN Group distributed $75 million, $43 million to us and $32 million to other shareholders and in July 2006, they distributed $57 million, $32 million to us and $25 million to other shareholders. The Limited Partnership makes monthly distributions and has made distributions since its inception in October 2005. The total distributions for the six months ended February 28, 2007 were $99 million (period ended February 28, 2006 - $80 million) with $73 million (period ended February 28, 2006 - $59 million) to us and $26 million (period ended February 28, 2006 - $21 million) to the minority partner.

OUR INVESTMENT IN TEN GROUP AND CANWEST MEDIAWORKS (NZ)

In October 2006 the Australian government passed legislation which will relax foreign ownership restrictions and cross media ownership restrictions in Australia and which was enacted in April 2007. We have engaged Citigroup Global Markets Inc. to assist us in exploring the opportunities that may arise from this change in legislation related to our investment in the Ten Group and in CanWest MediaWorks (NZ). In December 2006, we entered into an agreement with Ten Network Holdings Limited (“Ten Holdings”) and Ten Group to provide assistance to us in relation to the evaluation of the merits of a potential direct or indirect sale of our securities in Ten Group. In return, we have agreed that if we decide to dispose of our securities in Ten Group as part of our current process of exploring various opportunities, we will ensure that any acquirer will also make an offer on fundamentally equivalent terms to acquire all of Ten Holdings’ and Ten Group’s issued shares. We are under no obligation to dispose of any of our holdings in Ten Group. Unless extended, this agreement is in effect until August 31, 2007.

DEBT

General

At February 28, 2007, we had total outstanding consolidated debt of $2,735 million compared to debt of $2,767 million as at August 31, 2006. This included $260 million (August 31, 2006 - $422 million) advanced under our senior credit facility and $936 million (August 31, 2006 - $938 million) in senior unsecured and senior subordinated notes, including the related effects of the foreign currency swaps. Debt of our consolidated subsidiaries consisted of $825 million (August 31, 2006 - $825 million) of Limited Partnership debt, $577 million (August 31, 2006 - $447 million) of TEN Group debt including the effects of the foreign currency swaps and $137 million (August 31, 2006 - $134 million) of CanWest MediaWorks (NZ) debt.

Credit Facility

Our senior credit facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin. This facility is secured by substantially all of our directly held assets, including the assets of our Canadian broadcast operations and the National Post, partnership units of the Limited Partnership, shares of CanWest MediaWorks (NZ) and shares and debentures of TEN Group. At February 28, 2007, we have drawn $260 million on this facility. In September 2006, concurrent with the sale of TV3 Ireland, our total availability under the facility was reduced to $513 million. In February 2007, the credit facility was amended to increase the credit available to $600 million and adjust certain covenant levels contained within the facility. As at February 28, 2007, we have $300 million, net of letters of credit of $41 million, available under this facility.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps below a prescribed threshold. In addition, there are prescribed thresholds with individual counterparties. Under this credit facility, the minimum liability threshold is $500 million. As at February 28, 2007, the fair value of our applicable interest rate swaps was a net unrealized loss of $199 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in prepayment requirements should the aggregate $500 million threshold be breached.

Total leverage as calculated under CanWest MediaWorks Inc.’s credit facility was 5.01 times cash flow for debt covenant purposes for the twelve months ended February 28, 2007, compared to a covenant of 6.25 times.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

There have been no changes in the purpose or terms of the financial instruments during the three and six months ended February 28, 2007.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of February 28, 2007, our outstanding swap contracts were in a net unrealized loss position of $247 million (including $52 million related to TEN Group).

INDUSTRY RISKS AND UNCERTAINTIES

Except as discussed below, our risks and uncertainties have not materially changed from those described in our Annual Information Form for the year ended August 31, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com).

We may be adversely affected by strikes and other labor protests.

Approximately 50% of the Publications and interactive segment employees are employed under forty-one separate collective agreements. We completed bargaining for nine collective agreements in fiscal 2006 and two agreements in fiscal 2007. Fifteen agreements are scheduled to expire in fiscal 2007 and to date, thirteen have expired. We are currently in negotiations with eleven bargaining units, representing 1,315 employees in 6 locations. There can be no assurance that any of these collective agreements will be renewed on satisfactory terms without a labour disruption.

Approximately 53% of our Canadian broadcast employees are unionized and are employed under a total of fifteen collective agreements. We are currently negotiating four of these agreements. In addition, another three agreements are currently expired with another five agreements expiring in the remainder of fiscal 2007. There can be no assurance that any of these collective agreements will be renewed on satisfactory terms without a labour disruption.

Changes in government regulation could adversely affect our business, financial condition or results of operations.

The Canadian Radio-television and Telecommunications Commission (“CRTC”) has announced that they will launch a proceeding to review issues relating to the Broadcasting Act’s objective of ensuring that the broadcasting system provides Canadians with a diversity of voices. The scope of the proceeding has not yet been announced but a public hearing is expected in the fall of 2007. Our Alliance Atlantis transaction will not be affected by this proceeding as the CRTC has announced that transactions publicly announced prior to the announcement of this proceeding will be evaluated using the rules in effect on the date the transaction was announced. The outcome of these proceedings may impact any future transactions.

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

RELATED PARTY TRANSACTIONS

A company which is affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which we are a tenant. Rent paid to this company for the three and six months ended February 28, 2007 amounted to $0.3 million and $0.6 million (2006 – $0.3 million and $0.6 million).

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of net earnings to operating income before amortization, a non-GAAP measure.

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
	$000	$000	$000	$000
Net earnings (losses)	8,171	(14,602)	74,493	14,535
Amortization	28,003	30,462	53,706	60,886
Interest and other financing expenses	47,405	47,432	94,402	101,937
Investment gains, losses, write-downs, and interest income	(1,568)	(2,365)	(3,187)	(104,303)
Foreign exchange (gains) losses	(3,819)	(149)	(6,696)	425
Loan impairment recovery	—	(3,052)	—	(3,052)
Interest rate and foreign currency swap (gains) losses	(12,221)	7,160	(21,000)	127,699
Loss on debt extinguishment	—	291	—	116,880
(Earnings) loss from discontinued operations	282	(1,305)	(513)	(6,016)
Provision for (recovery of) income taxes	8,287	(775)	66,049	(55,595)
Interest in (earnings) loss of equity accounted affiliates	(958)	3	(1,321)	(827)
Minority interests	17,111	16,729	60,987	60,444
Realized currency translation adjustments	(1,025)	1,664	(600)	1,780

Operating income before amortization	89,668	81,493	316,320	314,793